December 22, 2009

VIA EDGAR

Mr. Min Oh
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE:	Phoenix Edge Series Fund:
Preliminary Schedule 14A; Registration File Nos. 811-04642 and 33-05033 Filing Date: December 8, 2009

Dear Sunny:

This response letter confirms your oral comments on the telephone call on December 17, 2009 with Mr. Eric Freed, Sutherland, counsel to the investment adviser, Phoenix Variable Advisors, Inc., the adviser to the Fund, and me related to the above captioned proxy statement (“Proxy”).

For your information, I have restated your comments and then responded to them by reference to the redlined copy of the proxy and proxy material attached to the response letter.

As agreed, I have also filed the Definitive Proxy which incorporates our responses to the extent that the responses change the disclosure in the proxy material.

1.	Please ensure that terms are used consistently throughout the proxy material.

RESPONSE 1: We have made the appropriate changes in the proxy material.

2a.	Please clarify the statement “prior to liquidation”.

RESPONSE 2a: The proxy material has been edited to add the disclosure that the liquidation of the Series is scheduled to occur on January 22, 2010. Please see page 3 of the “Dear Variable Contract owner” letter. Also see page 5 of the Proxy.

2b.	On page 2 of the Proxy Letter to Contractowners, please add a paragraph 4 to advise the contractowners that the Board has approved the Plan and the Liquidation if approved will result in the substitution of the Federated Fund for the Phoenix Money Market Series.

RESPONSE 2b: We have added a new paragraph 4 on page 2 of the letter.

3a.	Please disclose how the number of votes is determined for each Contractowner as required by Item 21b of Schedule 14A.

RESPONSE 3a: We have added the appropriate disclosure on pages 2 and 3 of the Proxy.

3b.	Please indicate if the Fund will consider a ballot timely received if it is unsigned. Are there any other conditions which would permit the Fund to disregard the ballot?

RESPONSE 3b: We have added the appropriate disclosure on pages 3 and 4 of the Proxy.

3c.	Please disclose all methods of voting.

RESPONSE 3c: We have disclosed all the methods of voting: mail, telephone and physical attendance on page 3 of the Proxy.

3d.	Please disclose all means of revocation of prior voting instructions.

RESPONSE 3d: We have added the appropriate disclosures on page 3 of the Proxy.

3e.	Please disclose the quorum requirement and whether or how a broker no vote affects the quorum pursuant to Item 21b of Schedule 14A.

RESPONSE 3e: We have added the appropriate disclosures on page 3 of the Proxy.

3f.	Please confirm what will happen if the Plan is approved by shareholders.

RESPONSE 3f: We have reviewed the Proxy and think that the Proxy discloses what will happen if the Plan is approved on page 4 of the Proxy.

3g.	Please confirm supplementally that the Fund is in compliance with the relevant state laws related to quorum requirements.

RESPONSE 3g: The Fund is in compliance with Massachusetts law related to quorum requirements.

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4a.	On page 5, please confirm supplementally the necessity of the parenthetical.

RESPONSE 4a: If a client calls to transfer his or her contract value to the Federated Fund, we will advise him/her that the contract value will be automatically transferred to the Federated Fund. So, we will delete the parenthetical phrase.

4b.	Please disclose any transfer limitations under the contract.

RESPONSE 4b: We have amended the information on page 6 of the Proxy to clarify that any transfer limitations will not include transfers from the Phoenix Money Market Series or from the Federated Fund before or 30 days after the liquidation date.

5a.	Please provide pro forma financials for the higher fees.

RESPONSE 5a: We have provided the requested information on page 7.

5b. and 5c.	Please provide the fee disclosure in the text and also move the fee tab le into the text.

RESPONSE 5b and 5c: We have provided the additional requested disclosure and also moved the fee table from the Appendix to the Proxy.

6a.	Please expand the disclosure in the section “Board Evaluation and Approval” regarding the Board’s considerations.

6b.	Please disclose whether the Disinterested Trustees unanimously approved the Liquidation.

RESPONSE 6a and 6b: We have made the appropriate disclosure on pages 9 and 10 of the Proxy.

7.	If applicable, please disclose the householding arrangements.

RESPONSE 7: We do not “household” proxy material as defined by Item 23 of Schedule 14A. Therefore, we will not be adding any disclosure.

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The Commission staff has requested that the Registrant acknowledge and agree, and Registrant does acknowledge and agree that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 860-403-6625.

Very truly yours,

/s/ Kathleen A. McGah
Kathleen A. McGah

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     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

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Proxy Statement Pursuant To Section 14(a) of the
Securities Exchange Act of 1934
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Filed by the Registrant	☒
Filed by a Party other than the Registrant	☐

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Check the appropriate box:
☐	Preliminary Proxy Statement
☐	Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material pursuant to Rule 14a-12
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THE PHOENIX EDGE SERIES FUND

(Name of Registrant as Specified in Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies: N/A

	(2)	Aggregate number of securities to which transaction applies: N/A

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	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): N/A

	(4)	Proposed maximum aggregate value of transaction: N/A

	(5)	Total fee paid: $0

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid: N/A

	(2)	Form, Schedule or Registration Statement No.: N/A

	(3)	Filing Party: N/A

	(4)	Date Filed: N/A

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The Phoenix Edge Series Fund
155 Federal Street
Boston, Massachusetts 02110

December 21, 2009

Dear Variable Contract owner:

You are a Variable Contract owner of a variable annuity contract or variable life insurance policy (each one a “Variable Contract and together “Variable Contracts”) issued by a separate account (each one a “Separate Account” and together “Separate Accounts”) of Phoenix Life Insurance Company, PHL Variable Insurance Company or Phoenix Life and Annuity Company (collectively, “Phoenix”). Shares of the Phoenix Money Market Series (the “Series”), a series of The Phoenix Edge Series Fund (the “Fund”), have been purchased at your direction by Phoenix through one or more of the Separate Accounts to support contract values or fund benefits payable under your Variable Contract. Phoenix (through its Separate Accounts through which your Variable Contract was issued) is the record owner of Series shares held in connection with your Variable Contract.

We routinely review the investment options offered to our variable life and annuity policyholders. As such, the Board of Trustees of the Fund (“Board”) has decided to liquidate the Series’ assets and distribute the proceeds and reinvest them in another sub account, subject to your instructions.

As record owner of such Series shares, Phoenix has been asked by the Fund’s Trustees to approve proposals to liquidate the Series and distribute the liquidation proceeds to the Series’ respective shareholders. In this regard, and as is more fully explained in the attached proxy statement, the Series is holding a meeting of its shareholders to consider approval of a plan to liquidate the Series (the “Plan”). As you may know, your Variable Contract gives you the right to instruct Phoenix on how to vote the Series shares supporting your Variable Contract at any meeting of the Series’ shareholders at which shareholders are being asked to vote.We are writing to you to ask that you instruct us, either by telephone, or by mail, in order that we may vote on your behalf at the meeting of shareholders of the Series.

Under the Plan, the Series will, by the liquidation date: (1) sell its portfolio securities for cash or permit them to mature and reduce any other assets to cash or cash equivalents, (2) pay any liabilities, and (3) distribute any net investment income in the form of dividends. The Plan also provides that, as of the liquidation date, the Series will distribute its assets to shareholders by redeeming their shares for cash, and that the Fund will then wind up the Series’ operations and terminate its existence.
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Prior to the proposed liquidation, you may instruct Phoenix to transfer your contract value currently allocated to the Series into other investment options available under your Variable Contract.

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Therefore, a second reason that we are writing to you is to ask that you provide us with transfer instructions in order that we may transfer your contract value currently invested in the Series to another investment option or options under your Variable Contract. We have supplied contact information at the end of this letter so that you may provide us with your transfer instructions.

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The proposed Series replacement in the Separate Account with Federated Prime Money Fund II (the “Federated Fund”) is described in greater detail in the attached proxy statement, but here are some additional facts about the liquidation that may be useful to you:

1.	The liquidation of the Series which is scheduled to occur on January 22, 2010 will have no impact on your right to transfer contract values among and between other investment options offered under your Variable Contract. Prior to the liquidation of the Series, you may make one or more transfers of contract value out of a subaccount investing in the Series free of any otherwise applicable transfer charge at any time and without that transfer counting as one of a limited number of transfers permitted during any period or permitted during any period free of charge. Likewise, for the thirty-day period after the liquidation, you may also make one transfer of the contract value out of the subaccount investing in the Federated Fund free of any otherwise applicable transfer charge and without the transfer counting as one of a limited number of transfers permitted during any period or permitted during any period free of charge.
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2.	The termination of this Series will not alter your rights or the obligations of Phoenix under your Variable Contract.

3.	The liquidation, as well as contract value transfers in anticipation of or subsequent to the liquidation, will not create federal income tax liability for you in connection with your Variable Contract.

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4.	If you do not provide transfer instructions prior to the liquidation, then immediately following the distribution of proceeds on the same date, Phoenix will reinvest the liquidation proceeds attributable to your Variable Contract (i.e., your Variable Contract value allocated to the Series immediately prior to the liquidation) in the subaccount of the applicable Separate Account that invests in shares of Federated Fund, an investment portfolio of the Federated Insurance Series that will be offered under your Variable Contract as of the same liquidation date.
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Phoenix Variable Advisors, Inc. (“PVA”), the Fund’s investment advisor, proposed the liquidation because, due to the recent low interest rate environment, it has been forced to waive all investment management fees from the Series and to make out-of-pocket expense reimbursements in order to prevent negative yields and preserve the Series’ $10.00 per share net asset value. PVA believes that it will not be able to continue to waive its fees and make reimbursements to the Series indefinitely, which will continue to be a practical necessity if interest rates remain low.

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At a recent meeting, the Fund’s Board, after carefully considering the merits of PVA’s proposal, determined that it is in the best interests of the Series, its shareholders and the Variable Contract owners indirectly invested in the Series to liquidate the Series. In making this determination, the Board considered information provided by PVA on the liquidation, including the Series’ yield and expenses, PVA’s fee waivers and capital contributions, and the prospects for changes in current market conditions. Among other matters, the Board also considered: (1) the range of alternative investment options available to Variable Contract owners; (2) the fact that Variable Contract owners would be encouraged to provide instructions to transfer contract value to alternative investment options; and (3) the fact that, if Variable Contract owners do not provide transfer instructions, their contract value would be transferred to the Federated Fund, a fund with an investment objective, investment policies and, at least as long as existing fees waivers for the Federated Fund remain in effect until April 30, 2011, fee and expenses that are similar to those of the Series. In addition, the board of trustees considered the fact that transfers will not create adverse tax consequences for Variable Contract owners.
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The Board recommends that you read the enclosed materials carefully and then instruct Phoenix to vote for the liquidation proposal for the Series.

Your vote is important. Please take a moment now to provide us with your voting instructions. Please follow the steps on the enclosed voting instruction form(s) to instruct us by telephone or by signing and returning the voting instruction form(s) in the enclosed postage pre-paid envelope. To request more information, please call us at the telephone number shown below.

Your contract value transfer instructions also are important. Please provide us with your transfer instructions by calling the telephone number below.

Phoenix Variable Products Customer Service: Please call us at 1-800-541-0171 to request more information or to make transfer arrangements for your Variable Contract.

As the year draws to the close, we would like to thank you for your business, and wish you and your families’ peace, health and prosperity in 2010.

Sincerely,

/s/ Philip K. Polkinghorn

Philip K. Polkinghorn
President

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THE PHOENIX EDGE SERIES FUND

Phoenix Money Market Series

Notice of Special Meeting of Shareholders

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December 21, 2009

To Variable Contract owners of variable annuity contracts or variable life insurance policies (“each one a Variable Contract and together, “Variable Contracts”) issued by Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company (each an “Insurance Company” and, collectively, “Phoenix”) entitled to give voting instructions in connection with a separate account of Phoenix.
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Notice is hereby given that a Special Meeting of Shareholders (the “Meeting”) of the Phoenix Money Market Series (the “Series”) of The Phoenix Edge Series Fund (the “Fund”) will be held on January 20, 2010 at 10:00 a.m. Eastern time, at the offices of Phoenix at One American Row, Hartford, Connecticut 06102-5056.

The Meeting will be held for the following purpose:

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	1.	To approve or disapprove a plan of liquidation to liquidate the assets of the Series and distribute the liquidation proceeds to the Series’ shareholders as described in the accompanying proxy statement;
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	2.	To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

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The Fund’s Board of Trustees recommends that shareholders of the Series vote to approve the Plan of Liquidation for the Series.

Certain separate accounts (each one a “Separate Account” and together “Separate Accounts”) of Phoenix supporting variable contracts issued by Phoenix are the only shareholders of the Series. However, Phoenix hereby solicits, and agrees to vote the shares of the Series at the Meeting in accordance with, timely instructions received from Variable Contracts owners having contract values allocated to a Separate Account invested in such shares. Each Insurance Company will vote all of its shares of the Series held by a Separate Account in the same proportion (for, against or abstain) as those shares held by the Separate Account for which the Insurance Company receives timely instructions from persons entitled to give voting instructions.

As a Variable Contract owner of record at the close of business on December 14, 2009, you have the right to instruct Phoenix as to the manner in which shares of the Series attributable to your Variable Contract should be voted. To assist you in giving your instructions, a Voting Instruction Form is enclosed. In addition, a Proxy Statement is attached to this Notice and describes the matter to be voted upon at the Meeting or any adjournment(s) thereof.
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Your vote is important. Whether or not you expect to attend the meeting, please follow the steps on the enclosed Voting Instruction Form to provide voting instructions by telephone or by mail.

By Order of the Board of Trustees

/s/ Kathleen A. McGah

Kathleen A. McGah
Secretary

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December 21, 2009
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The Phoenix Edge Series Fund
155 Federal Street
Boston, Massachusetts 02110

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December 21, 2009
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Proxy Statement

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This Proxy Statement (the “Proxy Statement”) is being furnished on behalf of the Board of Trustees (the “Board”) of The Phoenix Edge Series Fund (the “Fund”) by Phoenix Life Insurance Company, PHL Variable Insurance Company or Phoenix Life and Annuity Company (each an “Insurance Company” and, collectively, “Phoenix”) to owners (“each one a Variable Contract and together, Variable Contract owners”) of certain variable annuity contracts and variable life insurance policies (“each one a Variable Contract and together “Variable Contract owners”) issued by Phoenix and having contract values on the record date allocated to separate accounts (each one a “Separate Account” and together a “Separate Account”) of Phoenix invested in shares of the Phoenix Money Market Series (the “Series”), an investment portfolio of the Fund.

This Statement is being furnished in connection with the solicitation of voting instructions from Variable Contract owners for use at a special meeting of holders of shares of the Series (the “Meeting”). The Meeting is to be held on January 20, 2010 at 10:00 a.m. Eastern time, at the offices of Phoenix at One American Row, Hartford, Connecticut 06102-5056, for the purposes set forth below and in the accompanying Notice of Special Meeting. The approximate mailing date of this Statement and the Voting Instruction Form is December 29, 2009.
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At the Meeting, shareholders will be asked:
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	1.	To approve or disapprove a plan of liquidation to liquidate the assets of the Series and distribute the liquidation proceeds to the Series’ shareholders as described in the accompanying proxy statement;
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	2.	To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

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The Phoenix Separate Account is the only holder of shares of the Series. However, each Insurance Company has agreed to vote the shares of the Series at the Meeting in accordance with the timely instructions received from Variable Contract owners issued by such Insurance Company having contract value allocated to its Separate Accounts and invested in Series shares on the record date. Each Insurance Company will vote all of its shares of the Series held by a Separate Account in the same proportion (for, against or abstain) as those shares of the Separate Account for which the Insurance Company receives timely instructions from persons entitled to give voting instructions.
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The Fund is a business trust that was organized under Massachusetts law on February 18, 1986, and is registered with the Securities and Exchange Commission (the “Commission”) as an open-end management investment company under the Investment Company Act of 1940, as amended

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(the “1940 Act”). The Fund issues 18 series of shares, each series representing a fractional undivided interest in a particular investment portfolio and having a different investment objective and different investment policies. The proposed liquidation would result in the liquidation of one such series, the Series, and the proceeds of the liquidation being distributed to the appropriate Separate Account. At all times prior to the proposed liquidation, Variable Contract owners may instruct Phoenix to transfer their contract value currently allocated to the subaccount investing in the Series into other investment options available under their Variable Contracts. If a Variable Contract owner does not provide timely transfer instructions, the liquidation proceeds equal to the Variable Contract owner’s contract value allocated to the Series immediately prior to the liquidation will be transferred to the subaccount investing in Federated Prime Money Fund II (the “Federated Fund”), an investment portfolio of Federated Insurance Series that will be offered under the Variable Contracts as of the date of the liquidation.

Earlier this year each Contract owner received the Series’ annual report to shareholders for the period ended December 31, 2008 and semi-annual report to shareholders for the period ended June 30, 2009. Additional copies of these reports also are available without charge by calling Phoenix at 1-800-541-0171. You may also request an additional copy of the Series’ annual and semi-annual reports to shareholders by writing to the Fund, c/o Phoenix, 31 Tech Valley Drive, East Greenbush, NY 12061.

General Voting Information

This Statement is being furnished to Variable Contract owners on behalf of the Board of the Fund in connection with the solicitation by Phoenix of voting instructions from Variable Contract owners indirectly invested in the Series in connection with a meeting of the Series’ shareholders to be held on January 20, 2010. The Board has called the Meeting to consider the matter indicated on the cover page of this Proxy Statement. The Separate Account is the only holder of Series shares. Each Insurance Company will vote the Series shares at the relevant meetings in accordance with the instructions timely received from persons entitled to give voting instructions under Variable Contracts funded through the Separate Account. Variable Contract owners (and in some cases annuitants and/or beneficiaries) have the right to instruct Phoenix as to the number of shares (and fractional shares) that have an aggregate value on the record date equal to the contract value on the record date under that Variable Contract allocated to the subaccount of each Separate Account holding the shares of the Series. Each Insurance Company will vote all of the shares of the Series held by a Separate Account in the same proportion (for, against or abstain) as those shares held by the Separate Account for which the Insurance Company receives timely instructions from persons entitled to give voting instructions. In other words, Phoenix will vote shares attributable to Variable Contracts as to which no voting instructions are received in the same proportion as those for which instructions are received.

If a properly executed Voting Instruction Form is received that does not specify a choice, Phoenix will consider its timely receipt as an instruction to vote in favor of the Proposal. In certain circumstances, Phoenix has the right to disregard voting instructions from certain Variable Contract owners. Phoenix does not believe that these circumstances exist with respect to matters currently before Series shareholders. Variable Contract owners may revoke previously submitted voting instructions given to Phoenix at any time prior to the Meeting by
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notifying the Secretary of the Fund in writing at One American Row, Hartford, Connecticut 06102-5056 and may revote by mail, telephone, or physical attendance at the meeting. The Secretary of the Fund will send the Variable Contract owner a new Voting Instruction Form, upon request.

The Board has fixed December 14, 2009 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting. As of December 14, 2009, the Series had 15,911,402,803 shares outstanding.

None of the trustees or executive officers of the Fund beneficially owns, directly or indirectly, any shares of the Fund. To the best knowledge of Phoenix and the Board, there are no Variable Contract owners, as of December 14, 2009, who have the right to instruct Phoenix as to 5% or more of the Series’ shares.

To be counted, Phoenix must receive a Variable Contract owner’s voting instructions either by calling 1-888-221-0697 or via a properly executed Voting Instruction Form mailed to Proxy Tabulator, P. O. Box 9170, Farmingdale, NY 11735 by 5:00 p.m. (E.S.T.) on January 19, 2010 or by attendance at the meeting.

Each share of beneficial interest of the Series is entitled to one vote. Fractional shares are entitled to a proportionate fractional vote, which will be counted. A Variable Contract owner may vote his beneficial shares attributable to the Series by his ownership of units in the Separate Account that funds a Variable Contract. The presence in person or by proxy of a majority of the outstanding shares of the Series will constitute a quorum for the transaction of business at the Meeting. However, because the Separate Account holds of record all the outstanding shares of the Series, all such shares will be present at the Meeting. Approval of the proposed liquidation requires the “affirmative vote of a majority of the outstanding shares” of the Series at the close of business on the record date. An affirmative vote of a majority of the Series’ outstanding shares is defined by the 1940 Act, as the lesser of (i) 67% or more of the voting securities of the Series present in person or by proxy at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Series are present in person or by proxy at the Meeting or (ii) more than 50% of the outstanding voting securities of the Series. Because “affirmative” votes are necessary to approve the liquidation, a voting instruction to “abstain” on the proposed liquidation has the same effect as an instruction to vote “against” the liquidation. There are expected to be no broker non-votes for the proposal since Phoenix knows the identity of the Variable Contract owners. Shareholders present at the Meeting may adjourn the meeting for various reasons including the following: (1) insufficient votes are cast in favor of a proposal to approve the proposal, or (2) Phoenix receives voting instructions from so few Variable Contract owners that it cannot in good faith vote shares for which instructions are not received in proportion to those for which instructions are received. Neither the Commission nor Phoenix requires any specific minimum percentage of Variable Contract owners to vote in order for an Insurance Company to vote shares for which voting instructions are not received. Phoenix seeks to obtain a reasonable level of turnout given the particular circumstances, which circumstances may include the proportion of voting instructions actually received voting “for” the proposal. Adjourned meetings may be held within a reasonable time after the date originally set for the Meeting without further notice to shareholders or Contract owners. Phoenix will vote: (1) shares
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represented by instructions to vote in favor of the proposal, in favor of adjournment, (2) shares represented by instructions to vote against the proposal, against an adjournment, and (3) remaining shares, in favor or against adjournment in proportion to the shares voted pursuant to instructions.

Phoenix Variable Advisors, Inc. (“PVA”), the investment advisor to the Fund, or its affiliates will bear all of the expenses of soliciting voting instructions. The solicitation of instructions will be made primarily by mail but may include (without cost to the Fund), telephone, electronic or oral communications by employees of Phoenix or its affiliates. This Proxy Statement and Voting Instruction Form(s) were first mailed to Contract owners on or about December 29, 2009.

The Proposal

Summary

The Board has approved a plan of liquidation (the “Plan”), a form of which is attached to this Proxy Statement as Appendix A, pursuant to which the Series would be liquidated and the liquidation proceeds of the Series would be distributed to Phoenix and the Separate Account.

The proposed liquidation, if consummated, would result in: (1) any known or reasonably ascertainable liabilities of the Series being paid by the Series, and (2) the investments of the Series being sold for cash or permitted to mature, followed by the distribution of the liquidation proceeds to each Insurance Company in proportion to its share ownership in the Series. After the distribution of the liquidation proceeds, the Fund would terminate the Series’ existence.

At all times prior to the proposed liquidation, Variable Contract owners may instruct Phoenix to transfer their contract value currently allocated to the subaccount investing in the Series into other investment options available under their Variable Contracts. Each Insurance Company will transfer the liquidation proceeds that are distributed to its Separate Account (i.e., any cash of the Series remaining after transfers are made pursuant to Variable Contract owner instructions) from subaccounts invested in the Series to subaccounts investing in the Federated Fund. Consequently, if Variable Contract owners vote to approve the liquidation, the Series will be liquidated and each Insurance Company will reinvest the liquidation proceeds by purchasing shares of the Federated Fund.

Approval is being sought for the Plan only from Variable Contract owners who have contract value allocated to the Series. If the Plan is not approved, then the Meeting may be adjourned, as described above. If the Meeting is not adjourned, or if the Plan is not approved at the reconvened meeting, then the Series will not liquidate. In that event, Phoenix will not receive or reinvest any cash proceeds from the Series, and the Board will consider what other action, if any, may be appropriate.

Reasons for the Proposed Liquidation

Due to the recent low interest rate environment, the income generated from the Series’ investments has been less than the Series’ fees and expenses. Therefore, PVA has been forced to
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waive all investment management fees from the Series and to make out-of-pocket expense reimbursements in order to prevent negative yields and preserve the Series’ $10.00 per share net asset value. PVA believes that it will not be able to continue to waive its fees and make reimbursements to the Series indefinitely, which will continue to be a practical necessity if interest rates remain low. Prior to the liquidation, Variable Contract owners can direct that their Contract value indirectly invested to the Series be transferred to alternative investments made available under their Variable Contract. In light of the foregoing factors, Phoenix and PVA believe that it would be in Variable Contract owners’ best interests to liquidate and dissolve the Series.

Plan of Liquidation

Under the Plan, the Series will, by the liquidation date for the Series, which is schedule to occur on January 22, 2010, (1) sell its portfolio securities for cash or permit them to mature and reduce any other assets to cash or cash equivalents, (2) pay (or reserve sufficient amounts to pay) any known or reasonably ascertainable liabilities, and (3) distribute any net investment income and realized capital gains in the form of dividends. The Plan provides that, as of the liquidation date, the Series will distribute its assets to shareholders by redeeming their shares for cash, and that the Fund will then wind up the Series’ operations and terminate its existence.

At all times prior to the liquidation during which Variable Contract owners are otherwise permitted to make transfers of contract value, each Insurance Company will permit Variable Contract owners to provide instructions to transfer their Contract value allocated to the Series into other investment options available under their Variable Contract. For Variable Contracts as to which the Variable Contract owner has not provided timely transfer instructions, an Insurance Company will transfer Contract value to the subaccount that invests in shares of the Federated Fund immediately following the distribution of liquidation proceeds from the Series.

Variable Contract owners will not incur any transfer fees or other Variable Contract charges under the Plan. All expenses related to the solicitation of Variable Contract owner voting instructions, including the preparation of the Plan and this Proxy Statement, have been or will be paid by PVA or an affiliate of PVA. Under the Plan, the expense of liquidating the Series’ investment portfolio, including brokerage commissions, dealer spreads, custody charges and other transaction expenses, will be borne by the Series.

Effects on Variable Contract owners

The proposed liquidation will not in any way affect Variable Contract owners’ rights or the obligations of Phoenix under the Variable Contracts. At any time prior to the proposed liquidation and for thirty days thereafter, Variable Contract owners may make one or more transfers of contract value out of any subaccount investing in the Series free of any otherwise applicable transfer charge without that transfer counting as one of a limited number of transfers permitted during any period or permitted during any period free of charge. If a Variable Contract owner does not provide transfer instructions prior to the liquidation, then Phoenix will immediately reinvest liquidation proceeds attributable to the Variable Contract owner’s Variable Contract in shares of the Federated Fund.
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Furthermore, Phoenix has been advised by counsel that, if carried out, the proposed liquidation, followed by the transfers of Contract value to the alternative subaccounts for each Separate Account, will not create any federal income tax liability for Variable Contract owners. Such counsel will deliver to the Fund a written opinion to this effect before the proposed liquidation.

In seeking to ensure that Variable Contract owners will make their own investment decisions as to the reinvestment of their contract values allocated to the Series, Phoenix is requesting not only voting instructions as to the approval or disapproval of the Plan, but is also requesting transfer instructions from Variable Contract owners as to the reinvestment of their contract values currently allocated to the subaccount of a Separate Account currently invested in shares of the Series. Variable Contract owners may provide transfer instructions as permitted under their Variable Contracts, including by calling Phoenix Variable Products Customer Service at 1-800-541-0171; the Voting Instruction Form enclosed with this Statement should not be used to attempt to provide transfer instructions.

As of the liquidation date and on behalf of Variable Contract owners who have not exercised their transfer rights prior to the liquidation date, Phoenix will transfer contract value representing liquidation proceeds to the subaccount investing in shares of the Federated Fund. Shortly after the proposed liquidation, each Insurance Company will send to those of its Variable Contract owners who did not provide transfer instructions and whose contract value consequently was transferred to the Federated Fund following the liquidation, a Variable Contract supplement explaining that their Contract values have been automatically transferred to the Federated Fund and again requesting that they provide transfer instructions in the event that they do not want to remain invested in such fund.

Because the Series and the Federated Fund are both money market funds that seek to maintain a constant net asset value per share and the assets of which are invested in accordance with the quality, maturity and diversification requirements applicable to money market funds under Commission regulations, the Series and the Federated Fund have similar investment objectives and policies, as set forth in more detail in Appendix B. As set forth in the tables below, the investment advisory fee for the Federated Fund is .50% and for the Series is .40%. The other expenses for the Federated Fund are .53% (prior to fee waivers and expense reimbursements) and for the Series are .21%. Also, the total net expense ratio, after giving effect to waivers and reimbursements, of the Federated Fund (0.67%) was slightly higher than the total expense ratio of the Series (0.61%) for their respective fiscal years ended December 31, 2008. The total expense ratio for the Series for the period ended September 30, 2009 is 0.65%. The expense ratio of the Federated Fund is expected to remain at approximately 0.67% for so long as existing agreements by the investment advisor to the Federated Fund and its affiliates to waive their fees and/or reimburse Federated Fund expenses remain in effect. However, if such waiver/reimbursement agreement is terminated, which may be as early as April 30, 2011, the expense ratio of the Federated Fund could become substantially higher than the current expense ratio of the Series.
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Annual Fund Operating Expenses (deducted from fund assets)
(% of average daily net assets)

	Phoenix Money	Federated Prime	Pro Forma
	Market Series	Money Fund II	(after Liquidation)
			Federated Prime
			Money Fund II
Management Fees	0.40%	0.50%	0.50%
Distribution (12b-1) Fees	None	None	None
Other Expenses [1]	0.21%	0.53%	0.40%

Total Annual Operating Expenses	0.61%	1.03%	0.90%

Total Waivers and Reduction of Expenses	0.00%	0.36%	-0.23%

Net Actual Annual Fund Operating Expenses	0.61%[2,3]	0.67%[4]	0.67%[5]

1In general, the “Other Expenses” shown in the table are based on actual expenses paid during the fiscal year ended December 31, 2008. Expenses for the Phoenix Money Market Series are likely to be higher for the fiscal year ending December 31, 2009 given lower asset levels. “Other Expenses” also reflects the fees of the U.S. Department of Treasury Temporary Guarantee Program for Money Market Funds (the “Guarantee Program”) accrued to the Series and Federated Fund during the fiscal year ending December 31, 2009. Such guarantee program is no longer in effect. The Federated Fund’s “Other Expenses” also includes an administrative services fee which is used to compensate insurance companies for shareholder services.

2The Fund has entered into an expense limitation agreement with PVA whereby PVA has agreed to reimburse the Series for expenses necessary or appropriate for the operation of the Series (excluding advisory and management fees, Rule 12b-1 fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, the fee for the Guarantee Program, and extraordinary expenses such as litigation expenses) to the extent that such expenses exceed 0.25% of the Series’ average net assets. This expense limitation agreement is effective through April 30, 2010.

3The Total Waivers and Reduction of Expenses for the period ended September 30, 2009 was 0.08% and the Net Annual Operating Expenses was 0.65%.

4The percentages shown for the Federated Fund are based on expenses for the entire fiscal year ended December 31, 2008. The Federated Fund’s investment advisor and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that the total operating expenses of the Federated Fund (after the waivers and reimbursements) will not exceed 0.67% for the fiscal year ending December 31, 2009. Although these actions are voluntary, the Federated Fund’s investment advisor and its affiliates have agreed to continue these waivers and/or reimbursements at least through April 30, 2011.

5The pro forma fees and expenses of the Federated Fund assumes that the assets of the Series have been reinvested in the Federated Fund and are based on the Federated Fund’s expenses for the entire fiscal year ended December 31, 2008.

EXAMPLE: This example is intended to help you compare the cost of investing in the indicate3d Funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in each respective Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that Phoenix Money Market Series’ operating expenses are as shown in the Table and remain the same, and that for Federated Prime Money Fund II and Federated Prime Money Fund II- Pro Forma Combined, operating expenses are before waivers and reduction as shown in the table and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:
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	1 Year	3 Years	5 Years	10 Years

Phoenix Money Market Series	$62	$195	$340	$762

Federated Prime Money Fund II	$105	$328	$569	$1,259

Federated Prime Money Fund II; Pro Forma Combined	$92	$287	$498	$1,108

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This Proxy Statement sets forth information about the proposed liquidation that a Variable Contract owner should know before giving voting instructions to approve or disapprove the liquidation. Current prospectuses for the mutual funds available as investment options under the Variable Contracts (including other series of the Fund) have been sent to Variable Contract owners earlier this year. These prospectuses set forth important information about the other mutual funds that a Variable Contract owner should know before providing transfer instructions relating to the reinvestment of their contract values currently allocated to the Series. A statement of additional information related to each of the prospectuses for the mutual funds has been filed with the Commission and is available free of charge. Additional copies of the mutual fund prospectuses as well as copies of the various statements of additional information may be obtained without charge by calling Phoenix Variable Products Customer Service at 1-800-541-0171.

Board Evaluation and Approval

On December 8, 2009, the Board of the Fund held a meeting called for the purpose of considering, among other things, the circumstances facing the Series and the possible liquidation of the Series. At the meeting, the Board considered information provided by Phoenix and PVA regarding the Series, including the Series’ income and expenses, PVA’s fee waivers and expense reimbursements with respect to the Series, and the prospects for changes in current market conditions that would enable Phoenix to stop waiving fees and making reimbursements. The Board also considered the following relating factors to the transfer of the liquidation proceeds to other available investment options and concluded that the liquidation was reasonable under the circumstances and fair to the Variable Contract owners: (1) the range of alternative investment options available to Variable Contract owners in which they may transfer their contract value prior to the liquidation; (2) the fact that Variable Contract owners would be encouraged to provide instructions to transfer contract value to alternative investment options; (3) the fact that, if Variable Contract owners do not provide transfer instructions, their contract value would be transferred to the Federated Fund, a money market fund with an investment objective and investment policies that are similar to those of the Series; and (4) the fact that all such transfers of contract value from the Series made prior to the liquidation date and for thirty days thereafter will be free of any otherwise applicable transfer charge and without the transfer counting as one of a limited number of transfers permitted during any period or permitted during any period free of charge. At a previous meeting, the Board had the opportunity to meet and examine the portfolio manager and other Federated personnel related to the Federated Fund. In addition, the Board considered that the investment advisor to the Federated Fund has agreed to keep its current waivers/reimbursements of the Federated Fund’s expenses in place at least through April 30, 2011. The Board also considered PVA’s commitment to contribute to the Series after its investments have been liquidated the amount of cash that may be necessary so that the Series’ net asset value per share is exactly $10.00 at the time the liquidation proceeds are transferred to the Federated Fund. Finally, the Board considered that, in the opinion of counsel for Phoenix, consummation of the liquidation, followed by the transfers of variable contract value to the subaccount of each Separate Account investing in the Federated Fund, will not create any federal income tax liability for Variable Contract owners.
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The Board discussed possible alternatives to the Plan, including consideration of a possible merger of the Series with another investment company. The Board concluded that the liquidation of the Series, as distinct from a merger of the Series with a designated fund, would be in the best interests of Variable Contract owners, as it best enables Variable Contract owners to provide individualized instructions as to the transfer of the Series’ liquidation proceeds to other investment options available under the Variable Contracts.

Based upon its review, the Board concluded that the Plan is in the best interests of the Series and its shareholders, as well as the Variable Contract owners indirectly invested in the Series. Accordingly, after consideration of the above and such other factors and information it considered relevant, the Board including all of its trustees who are not interested under Section 2(a)(19) of the Investment Company Act of 1940 unanimously approved the Plan and voted to recommend to the Series’ shareholders that they approve the Plan.

The Board Recommends that Variable Contract owners Instruct Phoenix to Vote “For” the Plan of Liquidation.

General Information

Additional Information

Information about the mutual funds available as investment options under the Variable Contracts is included in their current prospectuses, which have been sent to owners earlier this year, and statements of additional information. Copies of these materials are available, without charge, upon request. Copies of the annual reports for the Series and the other mutual funds available as investment options under the Variable Contracts, including the Federated Fund, are also available upon request. To request a copy of a prospectus, statement of additional information, or annual report, please call Phoenix Variable Products Customer Service at 1-800-541-0171. Previously, on or about December 18, 2009 Phoenix mailed the Variable Contract owners a copy of the Federated Prime Money Market Fund II prospectus, dated April 30, 2009.
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Phoenix and the Fund know of no other matters to be brought before the Meeting, but should any other matter requiring the vote of shareholders arise, each Insurance Company will vote in accordance with its best judgment in the interest of the Fund and the Series.

Investment Advisor and Subadvisor

PVA, One American Row, Hartford, Connecticut 06102-5056, serves as the investment manager to the Series. PVA has retained Goodwin Capital Advisers, Inc. (“Goodwin”), an affiliate of PVA located at One American Row, Hartford, Connecticut 06102-5056, as subadvisor to the Series. Goodwin furnishes an investment program for the Series, makes day-to-day investment decisions for the Series, and arranges for the execution of Series transactions. PVA pays Goodwin’s fees for the Series out of its investment management fee and monitors Goodwin’s services for the Series.

Principal Underwriter

Phoenix Equity Planning Corporation, 610 West Germantown Pike, Suite 460, Plymouth Meeting, PA 19462, serves as the Fund’s principal underwriter.

Administrator and Sub-administrator

VP Distributors, Inc., 100 Pearl Street, 9th Floor, Hartford, CT 06103 serves as the Fund’s administrator and, as such, is responsible for certain administrative functions and the bookkeeping and pricing functions for the Series. PNC Global Investment Servicing (U.S.) Inc., 103 Bellevue Parkway, Wilmington, DE 19809, has been retained by VP Distributors, Inc. under a Sub-Administration Agreement to perform certain of these services.

Shareholder Proposals

The Fund does not hold annual meetings of shareholders. If the Liquidation is not approved, shareholders wishing to submit proposals to be considered for inclusion in proxy statement for a subsequent shareholder meeting of the Series should send their written proposals to the Secretary of the Fund at One American Row, Hartford, Connecticut 06102-5056 so that they will be received by the Fund in a reasonable time prior to that Meeting.

Dissenter’s Rights of Appraisal

Taken together, Massachusetts law, the Fund’s declaration of trust, and interpretations of the 1940 Act by the Commission staff limit appraisal rights for a shareholder of a registered open-end management investment company such as the Fund to those provided by Rule 22c-1 under the 1940 Act (which, in effect, requires for transactions such as the proposed liquidations that shares be valued at their net asset value per share determined as of the close of regular trading on the New York Stock Exchange on the liquidation date).

Inquiries

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Variable Contract owners may make inquiries by calling Phoenix Variable Products Customer Service at 1-800-541-0171.
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APPENDIX A

PLAN OF LIQUIDATION
for the
PHOENIX MONEY MARKET SERIES
of
THE PHOENIX EDGE SERIES FUND

The following Plan of Liquidation (the “Plan”) of Phoenix Money Market Series (the “Series”), a series of The Phoenix Edge Series Fund (the “Fund”), a business trust organized and existing under the laws of the Commonwealth of Massachusetts that is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), is intended to accomplish the complete liquidation and dissolution of the Series in conformity with the provisions of the Fund’s Declaration of Trust dated February 18, 1986, as amended, and under Massachusetts law.

WHEREAS, the Fund’s Board of Trustees (the “Board”) has determined that it is advisable and in the best interests of the Series and its Shareholders to liquidate and to dissolve the Series, and the Board, on December 8, 2009, considered the matter and decided to recommend the termination of the Series pursuant to this Plan and subsequent reinvestment of the proceeds of such liquidation in accordance with applicable no-action relief granted by the staff of the Securities and Exchange Commission (see, e.g., Northwestern National Life Insurance Company (Apr. 10, 1995));

WHEREAS, shares of the Series are offered exclusively through certain separate accounts of Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company (collectively, the “Insurance Companies”) as funding vehicles for certain variable annuity contracts and variable life insurance policies (collectively, “Variable Contracts”) they have issued or will issue, and shares of the Series are held only by separate accounts of the Insurance Companies.

NOW, THEREFORE, the liquidation of the Series shall be carried out in the manner hereinafter set forth:

ARTICLE I

LIQUIDATION DATE

The liquidation of the Series shall occur on January 22, 2010, or such other date as the Board may establish. The date of such liquidation is hereinafter called the “Liquidation Date.”

ARTICLE II

LIQUIDATION OF ASSETS AND PAYMENT OF LIABILITIES

By the Liquidation Date, the Series will sell its portfolio securities for cash or permit them to mature, reduce any other assets to cash or cash equivalents, pay (or reserve sufficient amounts to pay) any known or reasonably ascertainable liabilities of the Series incurred or expected to be incurred prior to the Liquidation Date.

ARTICLE III

LIQUIDATION OF SERIES

Provided that all of the conditions precedent to the liquidation described in Article VI are fulfilled, then, as of the Liquidation Date, the Series will distribute its assets to shareholders by redeeming their shares for cash (such cash to be reinvested in accordance with Article IV), and the shares of the Series shall be cancelled, and the Series shall engage in no other business except to wind up its operations and completely terminate.

ARTICLE IV

REINVESTMENT OF PROCEEDS

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Immediately following the distribution of liquidation proceeds to shareholders, each Insurance Company will reinvest the proceeds distributed to each of their separate accounts by transferring the proceeds from the subaccounts that hold Series shares to subaccounts that hold shares of the Federated Prime Money Fund II, a portfolio of Federated Insurance Series.
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ARTICLE V

DIVIDEND DECLARATION

The Board (or appropriate Fund officers acting under the authority of the Board) will declare and pay a dividend on or before the Liquidation Date on Series shares representing substantially all of the Series’ accrued but undistributed net investment income through the Liquidation Date as well as any other dividend necessary to enable the Series to avoid any liability for federal income and excise taxes.

ARTICLE VI

OTHER CONDITIONS PRECEDENT TO THE LIQUIDATION

The Board will call a meeting of the holders of Series shares in order to submit to such holders this Plan for their approval or disapproval. Prior to the Liquidation Date, the holders of Fund shares shall meet and approve the Plan by the affirmative vote of a majority of the outstanding shares of the Series as defined in the Investment Company Act.

Prior to any meeting of the holders of Series shares, the Fund shall distribute to such holders entitled to vote at such meeting (and to investors indirectly invested in such shares) a proxy statement and other proxy materials (including voting instruction forms) that complies in all material respects with the applicable provisions of Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

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At all times prior to the Liquidation Date and for thirty days thereafter during which owners of Variable Contracts are permitted to make transfers of contract value, each Insurance Company will permit owners of Variable Contracts to transfer their contract value allocated to the Series into other investment options available under their Variable Contract free of any otherwise applicable transfer charge and without that transfer counting as one of a limited number of transfers permitted during any period or permitted during any period free of charge.

Prior to the Liquidation Date, the Fund will receive an opinion from tax counsel substantially to the effect that no gain or loss will be recognized by owners of Variable Contracts indirectly invested in the Series upon consummation of the Plan, followed by the transfer of Variable Contract value to alternative subaccounts of any Insurance Company separate account.
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ARTICLE VII

MISCELLANEOUS

At any time prior to the Liquidation Date, the Liquidation may be postponed or abandoned by the Board (or appropriate Fund officers acting under the authority of the Board). In the event that it is abandoned, the Plan shall become void and have no effect, without liability on the part of any Insurance Company, Phoenix Variable Advisors, Inc. (“PVA”), the Fund, the holders of Series shares, the holders of other series of Fund shares, the Federated Fund or Federated Investors, Inc. The Board shall have the power to authorize such variations from or amendments to the provisions of this Plan (other than the terms of the liquidation distribution) as may be necessary or appropriate to effect the liquidation, dissolution and termination of the Series in accordance with the purposes intended to be accomplished by this Plan.

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PVA or its parent company will pay the expenses of carrying out this Plan, including the costs of soliciting voting instructions from owners of Variable Contracts indirectly invested in the Series, but excluding the cost (if any) of liquidating Series portfolio investments in preparation for and in connection with the Liquidation, which will be borne by the Series.
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As soon after the Liquidation Date as is reasonably practicable, the Fund will: (1) prepare and file all federal and other tax returns and reports of the Series required by law with respect to all periods ending on or before the Liquidation Date, (2) to the extent assets have been reserved therefor, pay federal and other taxes due thereon, but not paid by the Liquidation Date, (3) prepare and file any other required regulatory reports, including but not limited to any Form N-SAR Report and Rule 24f-2 notices with respect to the Series, and (4) take any other steps necessary or proper to effect the termination or dissolution of the Series under federal or state law.

This Plan and all amendments hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

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Summary Information About
the Phoenix Money Market Series of The Phoenix Edge Series Fund
and the
Federated Prime Money Fund II, a portfolio of Federated Insurance Series

The following information is extracted from the May 1, 2009 prospectus of the Series and the April 30, 2009 prospectus of the Federated Fund. Variable Contract owners should review such prospectuses before filling out their transfer request forms or making any other investment decision with respect to these funds.
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Investment Objective; Principal Investment Strategies, Restrictions and Risks: The Phoenix Edge Series Fund – Phoenix Money Market Series

Investment Objective
As high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Principal Investment Strategies

•	The Series seeks to maintain a stable $10.00 per share price.
•	The Series will invest in a diversified portfolio of high quality money market instruments with maturities of 397 days or less. The average maturity of the Series’ portfolio securities, based on their dollar value, will not exceed 90 days.
•	At least 95% of the Series’ assets will be invested in securities in the highest short-term rating category. Generally, investments will be limited to securities in the two highest short-term rating categories.
•	The Series may invest more than 25% of its assets in the domestic banking industry.
•	The subadvisor for the Series will seek a high level of return relative to the market by selecting securities for the Series’ portfolio in anticipation of, or in response to, changing economic conditions and money market conditions and trends.
•	The Series may forego purchasing securities with the highest available yield due to considerations of liquidity and safety of principal.

The Series will invest exclusively in the following instruments:
•	Obligations issued or guaranteed by the U.S. government, its agencies, authorities and instrumentalities, including U.S. Treasury obligations and securities issued by:
	–	the Government National Mortgage Association (GNMA),
	–	the Federal Home Loan Mortgage Corporation (FHLMC),
	–	the Federal National Mortgage Association (FNMA),
	–	Student Loan Marketing Association (SLMA),
	–	other federal agencies;
•	Obligations issued by banks and savings and loan associations, including dollar-denominated obligations of foreign branches of U.S. banks and U.S. branches of foreign banks, including certificates of deposits and bankers acceptances;
•	Dollar-denominated obligations guaranteed by banks or savings and loan associations;
•	Federally insured obligations of other banks or savings and loan associations;
•	Commercial paper;
•	Short-term corporate obligations; and
•	Repurchase agreements.

Principal Risks
An investment in the Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Series seeks to preserve the value of your investment at $10.00 per share, it is possible to lose money by investing in the Series.

Neither the Series nor the advisor or subadvisor can assure you that a particular yield, return or level of income will be achieved. Changing market conditions, the relatively short maturities of the Series’ investments and substantial redemptions may all negatively affect the Series.

The Series’ investments are subject generally to market risk and the risk of selecting underperforming securities and asset classes, which may adversely affect the Series and lead to a reduced yield.

The Series’ focus is to optimize current income. The subadvisor intends to select investments that provide higher returns relative to overall money market investment returns while preserving capital and maintaining liquidity. If the advisor misjudges the return potential of the Series’ investments, the Series’ returns may be lower than prevailing returns, and the Series’ income available for distribution to shareholders may be less. Similarly, if the subadvisor misjudges the ability of the issuer of a portfolio security to make scheduled interest or other income payments to the Series, the Series’ income available for distribution to shareholders may decrease or the Series’ net asset value may fall below $10.00 per share.

Other principal risks of investing in the Series, which could adversely affect its net asset value, yield and total return, are:

Concentration Risk. The Series many concentrate in the banking industry. A fund that concentrates in a single industry may be more susceptible to any single economic, market, political or regulatory occurrence that specifically affects that industry. The investment portfolio of a fund may be especially sensitive to economic and market factors and risks that specifically affect an industry. Additionally, the banking industry is subject to greater government regulation than some other industries. Therefore, changes in regulatory policies for the banking industry may have a material effect on the value of securities issued by companies in that industry. Furthermore, to the extent that the Series invests a substantial portion of its assets in related industries or sectors, it may have greater risk because companies in those industries or sectors may share common characteristics and may react similarly to market developments.

Fixed Income Securities Risk. The primary risks associated with investments in fixed-income securities include interest rate risk and credit risk.

Interest Rate Risk. The value of fixed-income securities will be directly affected by trends in interest rates. For example, in times of rising interest rates, the value of these types of securities tends to decrease. When interest rates fall, the value of these securities tends to rise. Interest rate changes have a greater effect on the price of fixed-income securities with longer durations and maturities. Interest rate risk will affect the price of a fixed income security more if the security has a longer maturity because changes in interest rates are increasingly difficult to predict over longer periods of time. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, fixed income securities with shorter maturities will be less volatile but generally provide lower returns than fixed income securities with longer maturities. The maturity requirements for the Series are intended to limit interest rate risk.

Credit Risk. If the issuer of a portfolio security is unable or unwilling to make timely interest or other income payments to the Series, the Series’ income available for distribution to shareholders and the Series’ yield may decrease. Credit risk for debt obligations generally increases as the credit rating declines. Thus, when the credit rating declines, there is an increased chance the issuer may not be able to make principal and interest payments on time. The credit quality requirements sent forth above are intended to limit credit risk.

Government Securities Investment Risk. Obligations issued or guaranteed by the U.S. Government, its agencies, authorities and instrumentalities only guarantee or insure principal and interest will be timely paid to holders of the securities. The entities do not guarantee that the value of the obligations (or the Series’ shares) will increase, and the value of these obligations may decrease due to interest rate changes or for other reasons. In addition, not all U.S. Government securities are backed by the full faith and credit of the United States.

Market Risk. The value of your shares is based on the market value of the Series’ investments. However, the value of the Series’ investments that support your share value can decrease as well as increase. Although the Series seeks to preserve the value of your investment at $10.00 per share, if between the time you purchase shares and the time you sell shares the value of the Series’ investments decreases, you will lose money. If your financial circumstances are likely to require you to sell your shares at any particular time, rather than holding them indefinitely, you run the risk that your sale of shares will occur when share values have declined.

Portfolio Turnover Risk. The subadvisor will buy, sell and trade securities in anticipation of, or in response to, changing economic and money market conditions and trends. This, and the short-term nature of money market instruments, may result in a high portfolio turnover rate. Higher portfolio turnover rates may increase costs to the Series which may negatively affect the Series’ performance.

Securities Selection Risk. There is the possibility that the specific securities held by the Series will underperform the securities held by other funds in the same asset class or the benchmark that is representative of the general performance of the asset class because of the subadvisor’s choice of portfolio securities.

Investment Objective; Principal Investment Strategies, Restrictions and Risks: Federated Insurance Series – Federated Prime Money Fund II

Investment Objective
The Federated Fund is a money market fund that seeks to maintain a stable net asset value (NAV) of $1.00 per share. The Federated Fund’s investment objective is to provide current income consistent with stability of principal and liquidity.

Principal Investment Strategies
 The Federated Fund invests primarily in a portfolio of high-quality, fixed-income securities issued by banks, corporations and the U.S. government, maturing in 397 days or less. The Federated Fund will have a dollar-weighted average portfolio maturity of 90 days or less. The Federated Fund’s investment advisor, Federated Investment Management Company (“Federated”), actively manages the Federated Fund’s portfolio, seeking to limit the credit risk taken by the Federated Fund and to select investments with enhanced yields.

Federated performs a fundamental credit analysis to develop an approved list of issuers and securities that meet Federated’s standard for minimal credit risk. Federated monitors the credit risks of all portfolio securities on an ongoing basis by reviewing periodic financial data and ratings of nationally recognized statistical rating organizations (NRSROs).

Federated targets a dollar-weighted average portfolio maturity range based upon its interest rate outlook. Federated formulates its interest rate outlook by analyzing a variety of factors, such as current and expected U.S. economic growth; current and expected interest rates and inflation; and the Federal Reserve Board’s monetary policy. Federated structures the portfolio by investing primarily in variable rate instruments and commercial paper to achieve a limited barbell structure. In this structure, the maturities of the Federated Fund’s investments tend to be concentrated towards the shorter and longer ends of the maturity range of the Federated Fund’s investments, rather than evenly spread across the range. Federated generally adjusts the portfolio’s dollar-weighted average maturity by increasing or decreasing the maturities of the investments at the longer end of the barbell. Federated generally shortens the portfolio’s maturity when it expects interest rates to rise and extends the maturity when it expects interest rates to fall. This strategy seeks to enhance the returns from favorable interest rate changes and reduce the effect of unfavorable changes.

The Federated Fund may invest 25% or more of its assets in commercial paper issued by finance companies.

The Federated Fund will invest principally in the following instruments:
•	Obligations issued or guaranteed by the U.S. government agencies or other government-sponsored enterprises acting under federal authority including obligations supported by the full faith and credit of the United States, obligations that receive support through federal subsidies, loans and other benefits, and obligations with no explicit financial support but that are regarded as having implied support because the federal government sponsors their activities.

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•	Bank instruments such as bank accounts, time deposits, certificates of deposit and banker’s acceptances;
•	Commercial paper;
•	Corporate debt securities;
•	Demand instruments (securities that require the issuer or a third party to repurchase the securities for its face value upon demand);
•	Insurance contracts such as guaranteed investment contracts, funding agreements and annuities;
•	Municipal Securities – such as securities issued by states, counties, cities and other political subdivisions and authorities;
•	Asset-backed securities payable from pools of obligations other than mortgages;
•	Foreign securities;
•	Repurchase agreements; and
•	Securities of other investment companies.
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Principal Risks

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Although there are many factors which may affect an investment in the Federated Fund, the principal risks of investing in the Federated Fund are described below:
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Credit Risk. Credit risk is the possibility that an issuer will default on a security by failing to pay interest or principal when due. If an issuer defaults, the Federated Fund may lose money.

Many fixed-income securities receive credit ratings from NRSROs such as Standard & Poor’s and Moody’s Investors Service. These NRSROs assign ratings to securities by assessing the likelihood of issuer default. Lower credit ratings correspond to higher perceived credit risk. Credit ratings do not provide assurance against default or other loss of money. If a security has not received a rating, the Fund must rely entirely on the Federated’s credit assessment.

Fixed-income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a U.S. Treasury security with a comparable maturity (the spread) measures the additional interest paid for risk. Spreads may increase generally in response to adverse economic or market conditions. A security’s spread may also increase if the security’s rating is lowered, or the security is perceived to have an increased credit risk. An increase in the spread will cause the price of the security to decline.

Credit risk includes the possibility that a party to a transaction involving the Federated Fund will fail to meet its obligations. This could cause the Federated Fund to lose the benefit of the transaction or prevent the Federated Fund from selling or buying other securities to implement its investment strategy.

Interest Rate Risk. Prices of fixed-income securities rise and fall in response to changes in the interest rate paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged.

Interest rate changes have a greater effect on the price of fixed-income securities with longer maturities. Money market funds try to minimize this risk by purchasing short-term securities.

Sector Risk. A substantial part of the Federated Fund’s portfolio may be comprised of securities issued by finance companies or companies with similar characteristics. In addition, a substantial part of the Federated Fund’s portfolio may be comprised of securities issued by companies whose credit is enhanced by banks or companies with similar characteristics. As a result, the Federated Fund will be more susceptible to any economic, business, political or other developments which generally affects these entities. Developments affecting finance companies, banks or companies with similar characteristics might include changes in interest rates, changes in the economic cycle affecting credit losses, and regulatory changes.

Risk of Foreign Investing. Foreign securities pose additional risks because foreign economic or political conditions may be less favorable than those of the United States. Securities in foreign markets may also be subject to taxation policies that reduce returns for U.S. investors.

Foreign companies may not provide information (including financial statements) as frequently or to as great an extent as companies in the United States. Foreign companies may also receive less coverage than U.S. companies by market analysts and the financial press. In addition, foreign countries may lack uniform accounting, auditing and financial reporting standards or regulatory requirements comparable to those applicable to U.S. companies. These factors may prevent the Federated Fund and Federated from obtaining information concerning foreign companies that is as frequent, extensive and reliable as the information available concerning companies in the United States.

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Foreign countries may have restrictions on foreign ownership of securities or may impose exchange controls, capital flow restrictions or repatriation restrictions which could adversely affect the liquidity of the Federated Fund’s investments.
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VOTING INSTRUCTIONS CARD
Instructions to Variable Contract Owner for Voting Shares of
The Phoenix Edge Series Fund
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These proposals are discussed in detail in the attached Proxy Statement. The Board of Trustees of the Fund is soliciting the enclosed proxy. As a convenience, you can now vote in any one of four ways:

o	By telephone, with a toll-free call to the Fund’s proxy tabulator, at 1-888-221-0697;
o	By mail, using this Voting Instructions Card and postage-paid envelope; or
o	In person, at the Meeting.

We encourage you to vote by telephone. These voting methods will reduce the time and costs associated with this proxy solicitation. Whichever method you choose, please read the enclosed proxy statement before you vote. If you vote by telephone, you need not return the instruction card by mail.

PLEASE RESPOND - IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK THAT YOU VOTE PROMPTLY. YOUR VOTE IS IMPORTANT.

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The undersigned, being the owner of a variable life insurance policy or variable annuity contract (“Variable Contract owner”) issued by Phoenix Life Insurance Company or one of its subsidiaries (together, “Phoenix”), hereby instructs Phoenix to cause the shares of the Phoenix Money Market Series (the “Series”), a series of The Phoenix Edge Series Fund (the “Fund”), allocable to Policyholder’s or Contract owner’s account identified on this Voting Instructions Card, to be voted at the Special Meeting of Shareholders of the Series to be held on January 20, 2010 at 10:00 a.m. Eastern time at One American Row, Hartford, Connecticut and at any and all adjournments or postponements thereof, in the manner directed on the reverse with respect to the matters described in the accompanying Notice of Special Meeting and Proxy Statement for said Meeting which have been received by the undersigned.
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The voting instruction will be voted as marked. IF NOT MARKED, THIS VOTING INSTRUCTION WILL BE VOTED “FOR” THE PROPOSALS. If you do not vote or this Voting Instructions Card is not returned properly executed, your votes will be cast by Phoenix on behalf of the pertinent separate account in the same proportion as it votes shares held by that separate account for which it has received instructions.

THE PROXY FOR WHICH VOTING INSTRUCTIONS ARE BEING REQUESTED IS BEING SOLICITED BY THE BOARD OF TRUSTEES OF THE FUND, WHICH RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

Please fill in box(es) as shown using black or blue ink or No. 2 pencil. PLEASE DO NOT USE FINE POINT PENS. [x]

Phoenix Money Market Series

	FOR	AGAINST	ABSTAIN

Proposal:

LIQUIDATION OF SERIES	[ ]	[ ]	[ ]

To approve or disapprove the Plan of Liquidation for the Series

OTHER BUSINESS	[ ]	[ ]	[ ]

To consider and act upon any other business as may properly come before the meeting and any adjournments thereof.

PLEASE MARK, SIGN, DATE AND RETURN THE VOTING INSTRUCTIONS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature of Participant	Date	Signature of Joint Owner(s)	Date

PLEASE DATE AND SIGN EXACTLY AS YOUR NAME APPEARS HEREON. IF SHARES ARE REGISTERED IN MORE THAN ONE NAME, ALL PARTICIPANTS SHOULD SIGN THIS VOTING INSTRUCTION; BUT IF ONE PARTICIPANT SIGNS, THIS SIGNATURE BINDS THE OTHER PARTICIPANT(S). WHEN SIGNING AS AN ATTORNEY, EXECUTOR, ADMINISTRATOR, AGENT, TRUSTEE, GUARDIAN, OR CUSTODIAN FOR A MINOR, PLEASE GIVE FULL TITLE AS SUCH. IF A CORPORATION, PLEASE SIGN IN FULL CORPORATE NAME BY AN AUTHORIZED PERSON. IF A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AN AUTHORIZED PERSON.